Exhibit 16(e)

November 19, 2004

Dear Shareholder:

In our effort to continually improve the service you receive, we are proud to announce the proposed move of the Segall Bryant, & Hamill Mid Cap Fund (the “Fund”) to the Hallmark Equity Series Trust (“Hallmark”). There will be no cost to you, and Segall Bryant & Hamill will remain as sub-adviser to the Fund. The Fund will continue to receive the same high level of service to which you are accustomed, while the resources supporting your investment will be significantly broadened.

The trustees of Advisors Series Trust, a Delaware trust of which your fund is a series, believes that reorganizing your Fund into the Hallmark Mid-Cap Growth Fund offers many potential benefits. You will become a shareholder in a significantly larger fund family with a broad array of services. You will also be afforded exchange opportunities into other mutual funds within the Hallmark family, which contain investments that are not available in the current suite of funds. In addition, you may benefit from the resources available from a larger organization to help you manage your account.

Shareholders are also expected to benefit from the greater distribution capabilities of the Hallmark Equity Series Trust and potentially from improved operating efficiencies. It is expected that the Fund’s annual expenses will decrease from 140 basis points to 100 basis points, a 28% decrease in expenses.

The Hallmark Equity Series Trust is an affiliate of The Reserve Funds. Reserve created “The World’s First Money-Market Fund”® over 30 years ago and currently has approximately $30 billion dollars in assets under management (as of 10/6/04). We look forward to working with them, and trust you will as well.

This is an excellent opportunity to enhance your investment experience. You will soon receive a Proxy Statement that I hope you will execute and return at your earliest convenience, indicating that you favor this transaction. If you have any questions or concerns, please do not hesitate to contact the portfolio manager with whom you work. We thank you for your continued confidence in Segall Bryant & Hamill.

Best regards,

/s/ Ralph Segall

Ralph Segall
Managing Director